Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Successfully Completes First Five Harmony Enhanced MC Trials

DragonWave has successfully completed five customer trials of Enhanced MC, with five additional trials planned over the next three months.

Ottawa, Canada, April 14, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a global supplier of packet microwave radio systems, today announced that they have successfully completed five customer trials of the newly launched Harmony Enhanced MC dual carrier product. DragonWave has also scheduled five additional trials of Harmony Enhanced MC to be conducted in the next three months.

“Operators are finding that Harmony Enhanced MC can be easily deployed today to expand backhaul capacity on their overburdened networks, while offering them the capacity and functionality to support next-generation network builds,” said Earl Lum, founder and president, EJL Wireless Research. “Harmony Enhanced MC provides a cost-effective solution today with added value capabilities to support backhaul demands for 5G.”

The completed trials successfully demonstrated the full range of Harmony Enhanced MC capabilities, resulting in positive feedback about the radio’s high capacity performance and industry-leading system gain. Discussions continue with the respective operators where Harmony Enhanced MC can be used for high capacity LTE, while readying the backhaul network for future 5G deployments. The trials were conducted both in lab and outdoor deployments, with first trials run in North America and further trials planned in Europe and The Middle East.

“The successful completion of these trials has demonstrated the industry-leading functionality of Harmony Enhanced MC,” said Greg Friesen, vice president, Product Management, DragonWave. “We are excited to see verification of the tested features that address the business case challenges for 4G backhaul networks, while also providing the network scalability to address future 5G deployments.”

Harmony Enhanced MC delivers the next level of capacity by introducing integrated dual carrier and fully integrated XPIC capabilities into a single Outdoor Unit (ODU). With its integrated switch, and the Industry’s first 10GE port on a wireless backhaul radio, Harmony Enhanced MC delivers a true all-outdoor, Ethernet solution with unmatched system gain and spectral efficiency.  With integrated 112 MHz channel support, 4096QAM capability, Bandwidth Accelerator+ and MIMO, Harmony Enhanced MC delivers over 4 Gbps in a single radio, with scalability to deliver 8Gbps on a single antenna. The Harmony Enhanced MC also provides the highest systems gain in an all-outdoor microwave system, leveraging the latest RF ASIC technology to increase reach by more than 30% reducing tower costs.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991